 # *Sea Breeze Power Corp.*

info@SeaBreezePower.com
www.SeaBreezePower.com
Voice (604) 689-2991

Lobby Box 91, Suite 1400 - 333 Seymour Street
Vancouver, British Columbia V6B 5A6 Canada
Fax (604) 689-2990

September 1, 2005

VIA: **Fax 202-772-9203**

United States
Securities And Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

ATTN: James Allegretto, Senior Assistant Chief Accountant

Dear Mr. Allegretto,

**Re: Sea Breeze Power Corp., Vancouver Canada
        Your comment letter from August 25, 2005**

This letter serves as a summary of our phone response I had with Mr. Scott Ruggiero regarding the above-mentioned letter. After clarifying some questions to gain a general understanding of your comments we discussed our time frame to respond to your letter.

Due to overlapping vacation times of our staff involved in responding to your comments we discussed and understand that a written response by September 27, 2005 would be acceptable and gives us the opportunity to address your comments.

I like to thank Scott for his assistance and your understanding, please feel free to contact me at (604) 689-2991 ext.228.

Sincerely,
Sea Breeze Power Corp.

per: Peter Kohl,
        Controller